September 7, 2011

Daniel Greenspan
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4720
100 F Street NE
Washington, DC 20549

Re:     United Insurance Holdings Corp.
Form 10-K
Filed March 17, 2011
File No. 000-52833

Dear Mr. Greenspan:

With this letter, United Insurance Holdings Corp. (we, us, our) is responding to the Division of Corporate Finance's (Division) comment on our 2010 Form 10-K as set forth in a letter dated September 1, 2011. For your convenience, the full text of the Division's comment is repeated below in bold, and our response directly follows.

“As a property and casualty insurer, we may experience significant losses and our financial results may vary from period to period due to our exposure to catastrophic events and severe weather conditions.” page 15

1.
Please provide proposed revised risk factor disclosure that addresses the issue of climate change and the company's belief as to whether the issue presents any increased risk to your operations and financial results.

We believe that the important factor for readers to understand is that we are exposed to potentially significant losses resulting from catastrophic events and severe weather conditions; the underlying cause of those events or conditions is, ultimately, not as important. We recognize, however, that a growing amount of media coverage regarding the possibility that the planet is going through a phase of climate change may cause certain readers to question what effect that potential climate change will have on the frequency and/or severity of catastrophic events and severe weather conditions. As a result, we propose to clarify the aforementioned risk factor to read as follows:

As a property and casualty insurer, we may experience significant losses and our financial results may vary from period to period due to our exposure to catastrophic events and severe weather conditions. A body of scientific evidence seems to indicate that climate change may be occurring. Climate change, to the extent that it may affect weather patterns, may cause an increase in the frequency and/or the severity of catastrophic events or severe weather conditions which, in addition to the attendant increase in claims-related costs, may also cause an increase in our reinsurance costs and/or negatively impact our ability to provide homeowners insurance to our policyholders in the future. Governmental entities may also respond to climate change by enacting laws and regulations that may adversely affect our cost of providing homeowners insurance in the future. All the aforementioned factors could negatively impact our results of operations and cash flows.

Because we do not believe that the proposed clarification represents a material change to the risk factor included in our 2010 Form 10-K, we propose including the revised risk factor in our next Form 10-Q filed with the Commission and in other future filings as appropriate.

In connection with the foregoing, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filing,

•
staff comments or changes to disclosure in response to Staff comments do not foreclose the United States Securities and Exchange Commission (Commission) from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact the undersigned or our counsel:

Carolyn T. Long, Esq.
Foley & Lardner LLP
100 N. Tampa Street
Suite 2700
Tampa, FL 33602

Tel:     (813) 225-4177
Fax:     (813) 221-4210

Respectfully,

/s/ Donald J. Cronin

Donald J. Cronin
Chief Executive Officer
United Insurance Holdings Corp.